# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ameresco, Inc., CIK 0001488139
CUSIP: 02361E108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 SPEEN STREET, FRAMINGHAM, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001496665

## Reporting persons
- Sakellaris George P: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 14,085,247; shared voting power 6,638,391; sole dispositive power 14,085,247; shared dispositive power 6,638,391; aggregate amount beneficially owned 20,723,638 (39.5% of the class)

## Item 1. Issuer
Name of issuer: Ameresco, Inc.
Address of issuer's principal executive offices: 111 SPEEN STREET, FRAMINGHAM, MASSACHUSETTS, 01701

## Item 2. Person Filing
Name of person filing: George P. Sakellaris
Address of principal business office or, if none, residence:
c/o Ameresco, Inc.
11 Speen St., Suite 410
Framingham, MA 01701
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
20,723,638
Includes: (i) 570,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2024; and (ii) 12,661,609 shares issuable upon conversion of shares of Class B Common Stock held directly by the Reporting Person.
Also includes (i) 200,000 shares held by the Reporting Person's spouse, (ii) 1,100,000 shares held by the George P. Sakellaris 2012 Delaware Dynasty Trust (the 2012 Trust) and (iii) 5,338,391 shares issuable upon conversion of shares of Class B Common Stock held by the CGS 2010 Irrevocable Trust (the 2010 Trust and together with the 2012 Trust, the Trusts). The Reporting Person may be deemed the beneficial holder of the shares held by the Trusts and his spouse and to share voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by the Trusts and his spouse and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by the Trusts or his spouse for purposes of Section 13 or for any other purpose.
Percent of class:
39.5%
Includes: (i) 570,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2024; and (ii) 12,661,609 shares issuable upon conversion of shares of Class B Common Stock held directly by the Reporting Person.
Also includes (i) 200,000 shares held by the Reporting Person's spouse, (ii) 1,100,000 shares held by the 2012 Trust and (iii) 5,338,391 shares issuable upon conversion of shares of Class B Common Stock held by the 2010 Trust. The Reporting Person may be deemed the beneficial holder of the shares held by the Trusts and his spouse and to share voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by the Trusts and his spouse and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by the Trusts or his spouse for purposes of Section 13 or for any other purpose.
Sole power to vote or to direct the vote: 14,085,247
Shared power to vote or to direct the vote: 6,638,391
Sole power to dispose or to direct the disposition: 14,085,247
Shared power to dispose or to direct the disposition: 6,638,391

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sakellaris George P: George P. Sakellaris, 6,638,391 (01/31/2025)